Exhibit 99.1

Brooge Energy Limited Announces Proposed Sale of BPGIC FZE and BPGIC Phase III FZE

DUBAI, May 27, 2025, Brooge Energy Limited, (“BEL”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services, today announced entering into a conditional sale and purchase agreement (the “Acquisition Agreement”) for the proposed sale of 100% of the total issued share capital of each of Brooge Petroleum and Gas Investments Company FZE (“BPGIC FZE”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC Phase III FZE”, collectively with their subsidiaries referred to as the “BPGIC Group”), to Gulf Navigation Holding PJSC (“GulfNav”) (the “Transaction”).

Key highlights: This acquisition is part of GulfNav’s long-term vision to become a key player in the energy sector by expanding its storage and logistics capabilities with BPGIC Group’s state-of-the-art infrastructure, which includes advanced facilities for the storage of fuel oil, crude oil, and petroleum products. These assets will complement GulfNav’s existing operations and allow them to provide an integrated storage and transportation solution. The integration of the two businesses is expected to drive operational efficiencies, enhance service offerings, and create substantial value for stakeholders.

BEL’s Board of Directors commented, “We are pleased to be nearing the closing of our strategic transaction with GulfNav. After careful diligence by both parties, we have outlined the proposed terms and conditions the Board believes is in the best interest of ensuring long-term value creation for our shareholders.”

Principal Terms and Conditions of the Acquisition Agreement

Consideration Structure

The total consideration (the “Consideration”) payable under the Transaction amounts to c. USD 884 million (AED 3,245,000,000). This Consideration will be satisfied through the following means:

1.	Cash Consideration: c. USD 125.3 million (AED 460,000,000) in cash, which will be paid as follows:

a.	c. USD 65 million (AED 239,650,000) will be paid into the Completion Escrow Account (subject to any deductions of transaction expenses and for known leakage (if any)); and

b.	c. USD 60 million (AED 220,350,000) will be paid into an escrow account for the benefit of ASMA Capital Partners B.S.C.(c) (“ASMA”) in connection with the settlement of certain outstanding liabilities of BPGIC Holdings Limited (under liquidation) to ASMA’s subsidiary, MENA Energy Services Holdings Limited, in order to facilitate the conclusion of the Transaction.

2.	Consideration Shares: The allotment and issue on completion of 358,841,476 ordinary shares in the share capital of GulfNav, credited as fully paid, at a price of USD 0.34 (AED 1.25) per share, with a total subscription price of c. USD 122 million (AED 449 million).

3.	Mandatory Convertible Bonds: c. USD 636 million (AED 2,336 million) to be satisfied by the issue by GulfNav on completion of Mandatory Convertible Bonds, which will convert into ordinary shares in the share capital of GulfNav in accordance with the terms of such Mandatory Convertible Bonds. The Mandatory Convertible Bonds (upon their conversion into shares in GulfNav) will entitle the holder to the same economic benefits as the Consideration Shares.

The Consideration Shares and any Mandatory Convertible Bonds which will convert into shares in the share capital of GulfNav will be subject to a 12-month lock-up period from their date of issuance or conversion, as the case may be.

The Consideration is expected to be distributed by way of dividend at an appropriate time following completion.

Conditions to completion of the Transaction

Under the terms of the Acquisition Agreement, completion of the Transaction is conditional upon customary conditions, including:

(a)	Shareholder Approval - GulfNav’s shareholders passing a special resolution to approve the amendment of its articles of association to remove any foreign ownership restrictions;

(b)	Regulatory Approval - GulfNav obtaining all necessary regulatory approvals of the Transaction, including an mandatory tender offer waiver, issuance and transferability of the Mandatory Convertible Bonds and the admission of the Consideration Shares;

(c)	GulfNav Consents - GulfNav obtaining written consent to the Transaction from certain third parties;

(d)	First Mandatory Convertible Bond Offering - GulfNav successfully completing a capital raise (via the issuance of mandatory convertible bonds to existing shareholders) in order to fund the Cash Consideration element of the Consideration;

(e)	BEL Consents - BEL obtaining written consent to the Transaction from certain third parties, including bondholders;

(f)	Settlement of Claims - BEL entering into formal agreements for the full and final settlement of certain claims related to the BPGIC Group; and

(g)	Commercial Registration – completion of the commercial registration process with the Fujairah Free Zone Authority to transfer the shares of the BPGIC Group by BEL to GulfNav.

Other noteworthy terms

BEL and GulfNav will each provide a customary set of warranties, as is typical in transactions of similar nature.

Completion is expected to occur within five Business Days after the satisfaction (or, if capable of waiver, waiver) of any applicable conditions in accordance with the terms of the Acquisition Agreement.

BEL and GulfNav will endeavor to complete the Transaction as soon as practicable, and in any event prior to the Long Stop Date, being the date falling three months from the date of the Acquisition Agreement unless otherwise agreed by the parties.

Following completion, each party is expected to have pro-rata representation on the board of directors of GulfNav in accordance with applicable laws and regulations in the United Arab Emirates.

BEL expects to provide further information regarding the distribution of the Consideration to BEL’s shareholders and other beneficiaries nearer the time of completion. The Consideration Shares and Mandatory Convertible Bonds and other securities of GulfNav have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to the registration requirements of the Securities Act. The issuer of the securities has not registered, and does not intend to register, any portion of the offering in the United States, and does not intend to conduct a public offering of securities in the United States.

About Brooge Energy Limited

BEL is a Cayman Islands-based infrastructure provider which is engaged in Clean Petroleum Products and Biofuels and Crude Oil storage and related services. BEL conducts the business and operations through its subsidiary BPGIC FZE. BPGIC FZE is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. Its business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses.

About Gulf Navigation Holding PJSC

GulfNav is a prominent maritime and shipping company based in Dubai, UAE. With a diverse fleet and comprehensive services, GulfNav is committed to delivering excellence in the maritime industry.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by BEL with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. BEL does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com

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